NEWS RELEASE

INTEROIL ELK-4 WELL IN PAPUA NEW GUINEA ESTABLISHES
A GAS FLOW RATE OF 63 MMSCF/D

August 5, 2008 - InterOil Corporation (IOL: TSX) (IOC: AMEX) (IOC: POMSoX), a Canadian company with operations in Papua New Guinea advises that testing has shown an excellent gas flow at the Elk-4 discovery well. After completion of the well, the following results were obtained from flow testing:

•	Gas flow of 63 million standard cubic feet (mmscf) per day, second only in Papua New Guinea to InterOil’s Elk-1 discovery well;
•	Estimated condensate rate of 1,130 barrels (bbls) per day;
•	Surface flowing pressure at 2,243 psi;
•	Down hole reservoir pressure of approximately 3,700 psi;
•	High quality condensate of 48 degrees API gravity.

“The Elk-4 well results are strong and build upon the record flow rate established for Papua New Guinea by the Elk-1 well. A flow rate at 63 million scf per day is a great indicator of the deliverability of the reservoir and quality of the new discovery. The well is now being prepared for acid stimulation which we feel will further enhance its productivity,” said Mr. Phil Mulacek, Chairman and CEO of InterOil.

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in PNG LNG Inc., a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars.

InterOil News Release

A detailed presentation of the Elk # 4 well and the test results will be available following completion of all testing, and viewed at; www.interoil.com

For Investor Relations enquiries:

Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns, Qld Australia
Phone: +617 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F.

We currently have no resources or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this news release information that the SEC's guidelines strictly prohibit the Company from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.

InterOil News Release